Exhibit 99.1

News Release

Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results

138.6m @ 3.21 g/t Au incl. 8.7m @ 9.15 g/t
43.0m @ 4.12 g/t Au, incl. 11.5m @ 10.0 g/t, (and incl. 2.0m @ 32.2 g/t)
20.5m @ 5.30 g/t Au, incl. 14.5m @ 7.19 g/t Au, (and incl. 1.4m @ 37.0 g/t Au)
53.3m @ 3.65 g/t Au, incl. 1.3m @ 19.4 g/t Au & 1.4m @ 30.8 g/t Au

VANCOUVER, BC, Feb. 7, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its exploration activities at Camino Rojo Sulphides,  concluding the year on a positive note.

2023 Camino Rojo Sulphides (Mexico) Highlights

Orla's 2023 Camino Rojo Sulphide drill program consisted of 37,677 metres of drilling across 56 drill holes.

  Sulphide Infill Program: This release includes the results of the remaining unreported 14 drill holes completed as part of the 52-drill hole, 35,070-metre infill program and builds on the results previously reported on June 22, 2023, and January 25, 2024. The infill drilling in 2023 was to refine the geometry and extent of higher-grade components of the Camino Rojo Sulphides deposit.
  Camino Rojo Extension: Selected drill holes also explored the area beneath the sulphide infill area, investigating mineralization beyond the current open pit mineral resource boundaries, known as the "Camino Rojo Extension". Initial drill results beneath the Caracol formation have revealed a new style of polymetallic massive sulphide replacement mineralization within limestone-rich formations. Initial results are expected to be released in the coming weeks.

"We're excited by the outcomes of Orla's Camino Rojo Sulphide infill drill program. The results contribute to refining our understanding of the deposit's higher-grade zones to inform future development planning. The discovery of a new mineralization style beneath the Caracol formation adds a compelling new dimension to our exploration efforts in 2024."

-       Sylvain Guerard, Orla's Senior Vice President, Exploration

Momentum Building for 2024

Over three distinct campaigns covering a total of 50,924 drill metres, the Camino Rojo infill drill program, has consistently yielded impressive results setting the stage for an exciting year ahead. These results include numerous intercepts of greater than 2.0 grams of gold per tonne (g/t Au) over tens of metres (core length), resulting in grade-by-thickness factors exceeding 50 g/t gold per metre. The results also showed narrower intervals of 0.5 to 11.5 metres of gold intersections exceeding 10 g/t Au. Full drill results are available in the Appendix to this news release and are available at www.orlamining.com.

Combining Orla's drill holes, oriented from north to south, and historical drill holes oriented in the opposite direction, has decreased drill spacing to approximately 25-30 metres within the higher grade of the Camino Rojo Sulphides. The combined drilling has significantly improved the understanding of the primary controls on gold mineralization. This approach has also contributed to refining the geometry and size of higher-grade zones within the extensive mineralized envelope of the sulphide deposit.

A preliminary underground resource estimate on the Camino Rojo Sulphides is eagerly anticipated to be completed in the second half of 2024. Metallurgy evaluation on the recent phase of Camino Rojo sulphide infill drilling is expected to continue throughout 2024.

Camino Rojo Sulphide infill drill result highlights:

Camino Rojo Sulphides
Hole CRSX23-28B:	3.21 g/t Au over 138.6 m (127.0m TW) incl. 9.15 g/t Au over 8.7 m incl. 11.4g/t Au over 1.45m and incl. 20.9g/t Au over 1.5 m and incl. 12.2g/t Au over 1.3 m
Hole CRSX23-27B:	4.12 g/t Au over 43.0 m (37.7m TW) incl. 10.04 g/t Au over 11.5 m incl. 32.17 g/t over 2.0 m and incl. 14.45 g/t Au over 1.5 m
Hole CRSX23-28A: and	2.40 g/t Au over 53.0 m (51.7m TW) incl. 14.0 g/t Au over 1.5 m
2.41 g/t Au over 70.8 m (69.1m TW) incl. 9.35 g/t Au over 1.6 m and incl, 14.2 g/t Au over 2.9 m and incl. 19.35 g/t Au over 1.5 m and incl. 10.15 g/t Au over 1.5 m
Hole CRSX23-26: and

4.42 g/t Au over 28.0 m (25.6m TW) incl. 7.55 g/t Au over 15.0 m incl. 23.5 g/t Au over 1.1 m and incl. 33.2 g/t Au over 1.4 m

2.82 g/t Au over 56.5 m (52.8m TW) incl.8.02 g/t Au over 6.0 m incl. 24.4 g/t Au over 1.5 m and 3.41 g/t Au over 21.3 m

Hole CRSX23-25C:	3.47 g/t Au over 45.0 m (38.3m TW) incl. 3.65 g/t Au over 12.0 m incl. 54.0 g/t Au over 1.5 m
Hole CRSX23-26A: and and

5.48 g/t Au over 17.0 m (16.5m TW) incl. 8.56 g/t Au over 10.0 m incl. 26.6 g/t Au over 1.5 m

2.77 g/t Au over 39.0 m (38.0m TW) incl. 3.64 g/t Au over 27.0 m incl. 30.6 g/t Au over 0.9 m and incl. 21.3 g/t Au over 0.6 m

2.34 g/t Au over 66.2m (64.3m TW) incl. 2.93 g/t Au over 41.0 m incl. 21.1 g/t au over 1.5 m

Hole CRSX23-25B:	2.29 g/t Au over 52.9m (38.8m TW) incl. 3.08 g/t Au over 21.0 m
Hole CRSX23-25D:	5.30 g/t Au over 20.5 m (14.5m TW) incl. 7.19 g/t Au over 14.5 m incl. 37.0 g/t Au over 1.4 m
TW: Estimated True Width

Camino Rojo Extension Program: Strategic Exploration for the Future

As part of the 2023 infill program, Orla extended selected drill holes into the deeper stratigraphy beneath the Caracol Formation, the primary host of existing resources. A down-plunge drill section was also executed to explore the extension of gold mineralization into lower stratigraphy, referred to as the Camino Rojo Extension. Drilling beneath the Caracol formation unveiled a new style of polymetallic massive sulphide replacement mineralization within limestone-rich formations. Results from the Camino Rojo Extension program are expected to be detailed in an upcoming news release.

In 2024, Orla is set to extensively explore the Camino Rojo region while maintaining a steadfast commitment to near-mine exploration. As part of the near-mine exploration, the 2024 focus shifts to the promising Camino Rojo Extension, with a 30,000-metre drill program designed to test and expand the potential of the still-open mineralization at the expansive Camino Rojo deposit.

Figure 1: Camino Rojo Plan View Showing Location of Reported Drill Holes (CNW Group/Orla Mining Ltd.)

Figure 2: Camino Rojo Long Section Overview (CNW Group/Orla Mining Ltd.)

Figure 3: Camino Rojo Long Section Drill Result Highlights (CNW Group/Orla Mining Ltd.)

Figure 4: Camino Rojo Cross Section Drill Intersection Highlights for Fences CRSX23-25 & CRSX23-26 (CNW Group/Orla Mining Ltd.)

Figure 5: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX23-28 (CNW Group/Orla Mining Ltd.)

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2022 and 2023 drilling programs at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2023 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Minerals and ALS Laboratories are independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional information on the Company's previously reported drill results, see the Company's press releases dated June 22, 2023 (Orla Mining Provides Update On Successful Drilling Program In Mexico) and January 25, 2024 (Orla Mining Provides an Update on Infill Drilling at Camino Rojo Sulphides Deposit with Multiple Highly Positive Drill Intersections). Historical drill results at Camino Rojo were completed by Goldcorp. Inc. ("Goldcorp"), a prior owner of the project. The Company's independent qualified person, Independent Mining Consultants, Inc. was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Goldcorp (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Camino Rojo Report, and that the Goldcorp QA/QC program met or exceeded industry standards. See the Camino Rojo Report (as defined below) for additional information.

All metres reported in this news release are down-hole intervals, with true width estimates ranging from 60-98% of the reported interval for all composites >5 grade-by-thickness factor (Au g/t*m). See Table 1 in the Appendix to this news release for estimated true widths of individual composites. A standard sampling length of 1.5 metres is used with a minimum of 0.5 metres when required based on geological contacts. All drill core is HQ diameter. The reported composites were not subject to "capping," however a preliminary analysis suggests that only 8 out of 3,802 samples from the reported holes exceeded the potential capping level of 27.0 g/t. These samples averaged 40.8 g/t gold (max. 61.2 g/t). Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 1 g/t Au cut-off grade and maximum 6 metres consecutive waste.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021 (the "Camino Rojo Report"), is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization and value at the Camino Rojo Sulphides; the potential of the Camino Rojo Extension; the Company's 2024 exploration plans; and the completion and timing of an underground mineral resource estimation at Camino Rojo. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations and risks associated with operating in Mexico and Panama; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Sulphide Infill Composite Drill Results (Composites 1g/t Au cog)

Composites 1g/t Au cog
HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Pb ppm	Zn ppm	Cu ppm	As ppm	AuEq g/t	Au GXM	Au GXM (TW)	Including 10g/t Au HG	Litho	Met Code
CRSX23-25A	481.00	485.50	4.5	4.2	1.25	2.4	67	75	34	3989	1.29	5.65	5.31		Caracol	SX
CRSX23-25A	506.50	517.80	11.3	10.6	1.26	8.9	764	1844	84	1904	1.47	14.27	13.34		506.5 - 515 Caracol 515 - 517.8 Breccia	SX
CRSX23-25A	532.00	539.50	7.5	7.0	1.95	8.1	1055	4124	106	2967	2.26	14.62	13.65		Caracol	SX
CRSX23-25A	556.00	622.00	66.0	42.7	1.44	5.4	307	1142	119	1202	1.58	95.25	61.65	1.5m @ 12.75g/t Au	Caracol	SX
CRSX23-25A	635.00	639.50	4.5	2.9	1.61	6.2	112	1099	109	1053	1.75	7.24	4.70		Caracol	SX
CRSX23-25A	650.35	660.55	10.2	9.6	1.05	3.6	177	887	111	964	1.15	10.75	10.16		Caracol	SX
CRSX23-25B	453.40	455.40	2.0	1.8	1.59	29.5	719	596	37	1613	1.98	3.19	2.86		Caracol	SX
CRSX23-25B	485.50	487.00	1.5	1.3	1.18	6.2	55	89	30	2030	1.26	1.76	1.57		Caracol	SX
CRSX23-25B	496.00	497.50	1.5	1.3	4.20	75.8	7940	15550	404	9510	5.90	6.30	5.63		Caracol	SX
CRSX23-25B	506.50	509.50	3.0	2.7	1.76	6.8	514	4200	60	2390	2.04	5.27	4.70		Caracol	SX
CRSX23-25B	522.00	540.00	18.0	16.0	1.48	10.8	1220	3876	150	1617	1.81	26.65	23.76		Caracol	SX
CRSX23-25B	549.00	550.50	1.5	1.3	2.64	4.6	128	1335	70	1460	2.77	3.96	3.53		Caracol	SX
CRSX23-25B	557.00	567.50	10.5	9.4	2.07	6.0	675	1409	117	2609	2.22	21.72	19.35		Caracol	SX
CRSX23-25B	582.50	592.85	10.4	7.6	1.04	4.0	572	1338	76	728	1.16	10.76	7.85		Caracol	SX
CRSX23-25B	596.00	613.00	17.0	15.2	2.06	11.9	288	537	78	891	2.24	35.04	31.24	0.7m @ 33.8g/t Au	Caracol	SX
CRSX23-25B	626.50	628.00	1.5	1.1	1.42	6.2	181	4290	95	814	1.71	2.13	1.55		Caracol	SX
CRSX23-25B	634.00	638.50	4.5	4.0	1.82	7.9	832	2084	207	1486	2.04	8.21	7.30		Caracol	SX
CRSX23-25B	644.50	646.00	1.5	1.1	1.55	4.6	67	302	122	3060	1.63	2.32	1.69		Caracol	SX
CRSX23-25B	659.50	661.00	1.5	1.3	5.38	10.5	184	9430	170	2310	5.97	8.07	7.17		Caracol	SX
CRSX23-25B	676.10	683.50	7.4	5.4	1.22	2.8	43	168	93	1386	1.28	9.06	6.62		Caracol	SX
CRSX23-25B	691.00	704.50	13.5	12.0	1.31	5.2	140	3377	158	713	1.55	17.69	15.69		Caracol	SX
CRSX23-25B	715.00	767.90	52.9	38.8	2.29	9.5	448	3279	186	2055	2.58	121.13	88.83	1.5m @ 11.9g/t Au	715 - 729.55 Caracol 729.55 - 732 Breccia 732 - 744.15 Caracol 744.15 - 746.8 Breccia 746.8 - 750.1 Caracol 750.1 - 767.9 Indidura	SX
CRSX23-25B	775.35	781.50	6.1	4.5	2.65	6.2	144	1663	142	1625	2.82	16.28	11.90		Indidura	SX
CRSX23-25B	793.50	795.00	1.5	1.3	2.62	8.6	78	401	184	695	2.77	3.93	3.48		Indidura	SX
CRSX23-25B	801.00	802.50	1.5	1.1	2.07	1.6	21	2420	121	3250	2.22	3.11	2.27		Indidura	SX
CRSX23-25B	808.55	811.80	3.3	2.9	4.27	12.5	115	2409	485	9037	4.60	13.89	12.33		Indidura	SX
CRSX23-25B	819.05	819.65	0.6	0.4	4.43	59.0	426	12150	2460	6190	6.05	2.66	1.94		Indidura	SX
CRSX23-25B	855.50	857.00	1.5	1.3	2.36	5.5	169	768	191	111	2.49	3.54	3.15		Indidura	SX
CRSX23-25C	496.50	510.40	13.9	12.0	1.59	18.4	1921	5001	83	4047	2.06	22.11	19.05		Caracol	SX
CRSX23-25C	522.50	525.50	3.0	2.6	2.73	34.2	3453	4970	381	3109	3.42	8.18	7.04		Caracol	SX
CRSX23-25C	540.50	551.00	10.5	9.1	2.56	15.8	1425	6580	225	3845	3.09	26.90	23.24		Caracol	SX
CRSX23-25C	561.50	569.00	7.5	6.5	4.42	6.0	327	1818	95	3116	4.59	33.12	28.75	1.5m @ 15.4g/t Au	Caracol	SX
CRSX23-25C	576.50	606.50	30.0	25.7	1.59	4.6	332	740	79	928	1.69	47.64	40.83		Caracol	SX
CRSX23-25C	614.00	615.50	1.5	1.3	1.02	1.7	91	136	80	838	1.05	1.52	1.31		Caracol	SX
CRSX23-25C	644.00	645.50	1.5	1.2	1.10	2.0	29	31	29	594	1.12	1.64	1.26		Caracol	SX
CRSX23-25C	672.50	677.00	4.5	3.9	2.17	2.7	260	1446	64	446	2.28	9.77	8.43		Caracol	SX
CRSX23-25C	702.50	747.50	45.0	38.3	3.47	8.7	472	2950	205	1836	3.74	156.03	132.66	1.5m @ 54g/t Au	Caracol	SX
CRSX23-25C	755.00	771.50	16.5	14.3	2.45	9.7	605	4165	212	2701	2.79	40.37	35.03		755 - 756.77 Caracol 756.77 - 757.69 Breccia 757.69 - 771.33 Indidura 771.33 - 771.5 Breccia	SX
CRSX23-25C	780.50	782.00	1.5	1.3	1.54	3.9	52	1050	114	2880	1.65	2.31	2.00		Indidura	SX
CRSX23-25C	788.00	789.55	1.5	1.3	1.12	4.4	230	1100	124	1065	1.24	1.73	1.50		Indidura	SX
CRSX23-25C	800.00	807.50	7.5	6.5	2.79	6.0	72	5258	213	4571	3.14	20.95	18.12		Indidura	SX
CRSX23-25C	815.00	816.50	1.5	1.1	1.15	11.6	105	15150	319	2120	2.04	1.72	1.31		Indidura	SX
CRSX23-25C	834.50	836.00	1.5	1.3	1.49	4.2	113	5150	119	454	1.80	2.24	1.93		Indidura	SX
CRSX23-25C	840.50	842.00	1.5	1.3	1.58	13.6	200	8910	469	967	2.22	2.36	2.04		Indidura	SX
CRSX23-25C	854.00	860.00	6.0	5.2	2.20	3.5	49	963	333	271	2.33	13.18	11.43		Indidura	SX
CRSX23-25C	868.00	868.70	0.7	0.6	2.72	128.0	377	11250	1590	11950	5.00	1.90	1.65		Indidura	SX
CRSX23-25C	895.00	896.50	1.5	1.3	1.40	2.0	36	677	209	65	1.48	2.09	1.82		FG Intrusives - hdb-bi-pl	SX
CRSX23-25C	902.50	906.45	4.0	3.4	1.78	1.9	33	3333	134	55	1.98	7.04	6.12		Indidura	SX
CRSX23-25C	922.35	922.85	0.5	0.4	13.30	21.3	208	129500	932	1040	19.77	6.65	5.80	0.5m @ 13.3g/t Au	Indidura	SX
CRSX23-25C	949.05	951.00	2.0	1.7	9.20	13.0	105	29897	329	11676	10.80	17.93	15.70	0.5m @ 26.4g/t Au	Cuesta de Cura	SX
CRSX23-25C	974.50	977.00	2.5	2.2	1.69	5.1	31	27852	180	6523	3.09	4.24	3.71		Cuesta de Cura	SX
CRSX23-25D	496.70	498.00	1.3	0.9	1.19	9.1	273	4480	86	2290	1.52	1.55	1.08		Caracol	SX
CRSX23-25D	504.00	505.50	1.5	1.1	1.30	21.8	2350	10650	100	3810	2.07	1.94	1.36		Caracol	SX
CRSX23-25D	516.00	520.50	4.5	3.2	1.53	34.4	4346	5639	113	1361	2.22	6.87	4.83		Caracol	SX
CRSX23-25D	526.55	534.00	7.5	5.2	1.02	6.0	541	2362	72	1033	1.21	7.59	5.35		Caracol	SX
CRSX23-25D	550.00	557.50	7.5	5.3	2.00	13.9	1675	2362	85	3577	2.28	14.96	10.55		Caracol	SX
CRSX23-25D	568.00	588.50	20.5	14.5	5.30	19.2	850	2683	290	5977	5.69	108.59	76.64	1.5m @ 10.8g/t Au 1.35m @ 11.65g/t Au 1.35m @ 37g/t Au	Caracol	SX
CRSX23-25D	596.00	602.00	6.0	4.2	1.13	4.8	293	1372	62	903	1.26	6.79	4.79		Caracol	SX
CRSX23-25D	605.00	606.50	1.5	1.1	1.86	21.7	3170	270	120	3370	2.15	2.79	1.97		Caracol	SX
CRSX23-25D	614.00	615.50	1.5	1.1	2.71	3.9	74	3720	37	6250	2.94	4.07	2.87		Caracol	SX
CRSX23-25D	644.00	645.50	1.5	1.1	1.03	7.6	1655	2030	62	2900	1.22	1.54	1.09		Caracol	SX
CRSX23-25D	683.55	684.70	1.2	0.8	1.60	3.1	86	104	20	8550	1.64	1.83	1.31		Caracol	SX
CRSX23-26	412.50	419.15	6.6	6.1	1.27	4.0	343	736	39	2123	1.35	8.42	7.73		412.5 - 414.38 Breccia 414.38 - 419.15 Caracol	SX
CRSX23-26	489.45	491.15	1.7	1.6	7.63	37.0	538	1965	126	4470	8.18	12.97	11.89		Caracol	SX
CRSX23-26	538.50	549.50	11.0	10.2	3.43	5.7	376	4260	83	2118	3.71	37.77	34.99	1m @ 21.9g/t Au	Caracol	SX
CRSX23-26	570.50	576.50	6.0	5.5	1.99	5.6	106	491	69	3073	2.08	11.91	10.86		Caracol	SX
CRSX23-26	587.00	610.00	23.0	20.9	1.97	8.1	253	954	204	2867	2.14	45.34	41.30	0.75m @ 10.8g/t Au	Caracol	SX
CRSX23-26	624.50	627.50	3.0	2.7	2.14	14.1	651	9675	280	7465	2.80	6.41	5.83		Caracol	SX
CRSX23-26	639.50	641.00	1.5	1.1	1.07	2.2	270	983	61	592	1.15	1.61	1.13		Caracol	SX
CRSX23-26	650.00	678.00	28.0	25.6	4.42	10.9	201	1604	255	2981	4.66	123.84	113.02	1.05m @ 23.5g/t Au 1.4m @ 33.2g/t Au	650 - 676.4 Caracol 676.4 - 678 Breccia	SX
CRSX23-26	685.50	686.75	1.3	1.1	4.31	1.1	59	113	70	252	4.34	5.39	4.94		Caracol	SX
CRSX23-26	703.50	706.65	3.1	2.1	4.57	22.8	562	7286	272	1680	5.22	14.39	9.67		Caracol	SX
CRSX23-26	731.00	787.50	56.5	52.8	2.82	22.9	394	5346	350	4655	3.39	159.35	148.87	1.5m @ 24.4g/t Au 1.1m @ 12.75g/t Au 1.1m @ 10g/t Au 1.5m @ 12.1g/t Au	731 - 767.13 Caracol 767.13 - 778.48 FG Intrusives - hdb-bi-pl 778.48 - 787.5 Caracol	SX
CRSX23-26	802.50	805.50	3.0	2.0	1.74	5.8	136	640	82	2383	1.85	5.21	3.39		Caracol	SX
CRSX23-26	819.00	837.00	18.0	16.8	1.26	5.1	85	2058	88	1212	1.43	22.65	21.13		Caracol	SX
CRSX23-26A	401.00	402.10	1.1	1.1	1.74	5.2	568	1090	41	3080	1.86	1.91	1.87		Breccia	SX
CRSX23-26A	415.00	416.50	1.5	0.8	1.78	1.9	39	119	16	1825	1.81	2.67	1.41		Caracol	SX
CRSX23-26A	495.50	497.00	1.5	1.5	1.42	12.8	1595	3750	157	1590	1.77	2.13	2.08		Caracol	SX
CRSX23-26A	513.50	515.00	1.5	1.5	1.30	3.6	227	160	35	1340	1.36	1.95	1.90		Caracol	SX
CRSX23-26A	522.50	533.50	11.0	10.7	5.41	29.0	3283	7009	266	3686	6.12	59.48	58.07	1.55m @ 10.25g/t Au 1.55m @ 18.9g/t Au	Caracol	SX
CRSX23-26A	549.00	550.50	1.5	1.5	4.82	173.0	5100	9880	1025	8840	7.50	7.23	7.06		Caracol	SX
CRSX23-26A	557.50	565.00	7.5	7.3	2.51	15.9	823	1097	254	4107	2.79	18.83	18.37		Caracol	SX
CRSX23-26A	577.05	594.00	17.0	16.5	5.48	5.9	341	779	76	1249	5.60	92.93	90.64	1.5m @ 26.6g/t Au 1.55m @ 10.15g/t Au 1.5m @ 13.85g/t Au	Caracol	SX
CRSX23-26A	603.00	642.00	39.0	38.0	2.77	19.2	1439	1960	122	2522	3.11	107.91	105.15	0.9m @ 30.6g/t Au 0.55m @ 21.3g/t Au	Caracol	SX
CRSX23-26A	649.50	682.50	33.0	32.2	1.76	7.3	531	2578	153	1046	1.99	58.18	56.70		Caracol	SX
CRSX23-26A	693.85	760.00	66.2	64.3	2.34	9.4	523	2150	169	2003	2.58	154.91	150.49	1.5m @ 21.1g/t Au	693.85 - 712.96 Caracol 712.96 - 730.03 FG Intrusives - hdb-bi-pl 730.03 - 760 Caracol	693.85 - 737.9 SX 737.9 - 753.1 753.1 - 760 SX
CRSX23-26A	769.00	788.50	19.5	19.0	1.30	5.5	426	3262	99	1684	1.53	25.26	24.55		Caracol	SX
CRSX23-26A	797.50	799.00	1.5	1.5	1.49	6.4	170	2150	108	481	1.68	2.23	2.17		Caracol	SX
CRSX23-26A	809.50	823.50	14.0	13.6	4.11	8.4	221	3264	89	2900	4.37	57.49	55.90	1.5m @ 13.85g/t Au 1.62m @ 15.35g/t Au	Caracol	SX
CRSX23-26A	843.00	844.50	1.5	1.5	1.32	4.2	202	5990	80	1100	1.66	1.98	1.92		Caracol	SX
CRSX23-26A	856.55	858.00	1.5	0.8	3.21	3.3	348	347	49	1270	3.27	4.65	2.44		Caracol	SX
CRSX23-27	368.00	369.50	1.5	1.2	6.40	9.1	623	519	46	2830	6.54	9.60	7.93		Caracol	SX
CRSX23-27	434.00	435.50	1.5	1.2	1.90	5.8	343	314	39	1950	1.98	2.84	2.28		Caracol	SX
CRSX23-27	474.50	476.00	1.5	1.3	1.05	25.7	2820	5440	64	1965	1.62	1.58	1.32		Caracol	SX
CRSX23-27	551.50	557.50	6.0	5.0	1.08	8.4	358	853	77	1843	1.23	6.50	5.43		Caracol	SX
CRSX23-27	578.50	585.00	6.5	5.4	3.28	16.6	211	8474	193	5427	3.90	21.31	17.77		Caracol	SX
CRSX23-27	663.50	697.00	33.5	28.1	1.31	6.0	566	945	50	1245	1.44	44.04	36.91		Caracol	SX
CRSX23-27	706.00	709.00	3.0	2.5	1.50	11.8	647	920	59	4825	1.69	4.49	3.75		Caracol	SX
CRSX23-27	764.50	766.00	1.5	1.3	8.06	5.2	379	416	64	2140	8.15	12.09	10.14		Caracol	SX
CRSX23-27	775.00	776.50	1.5	1.3	1.58	5.2	125	53	34	2900	1.64	2.36	1.98		Caracol	SX
CRSX23-27	783.10	796.50	13.4	11.3	1.13	3.2	220	2490	29	2287	1.29	15.08	12.67		FG Intrusives - hdb-bi-pl	SX
CRSX23-27	854.35	862.15	7.8	6.5	1.65	13.5	2051	7599	45	4566	2.18	12.90	10.82		FG Intrusives - hdb-bi-pl	SX
CRSX23-27	875.50	877.00	1.5	1.3	2.88	6.9	81	574	88	770	3.00	4.32	3.63		Indidura	SX
CRSX23-27A	407.50	409.00	1.5	1.4	3.10	161.0	5530	3300	103	2560	5.20	4.65	4.33		Caracol	SX
CRSX23-27A	425.00	431.00	6.0	4.0	1.40	16.6	193	769	49	1962	1.64	8.38	5.55		Caracol	SX
CRSX23-27A	453.50	455.00	1.5	1.4	1.32	25.6	1405	1710	57	1595	1.71	1.97	1.83		Caracol	SX
CRSX23-27A	476.00	477.50	1.5	1.4	1.62	85.8	3900	3740	118	1590	2.84	2.42	2.25		Caracol	SX
CRSX23-27A	483.50	485.00	1.5	1.4	1.52	30.2	2380	3880	51	4250	2.07	2.27	2.11		Caracol	SX
CRSX23-27A	513.50	514.50	1.0	0.9	3.53	40.2	516	871	119	4970	4.07	3.53	3.27		Caracol	SX
CRSX23-27A	601.00	613.50	12.5	11.6	5.32	27.1	1084	3120	203	4392	5.82	66.56	61.55	2.5m @ 21.74g/t Au	Caracol	SX
CRSX23-27A	622.50	625.50	3.0	2.8	1.73	7.6	496	2158	92	2109	1.93	5.18	4.78		Caracol	SX
CRSX23-27A	636.00	637.50	1.5	1.4	1.14	6.6	438	1295	53	1775	1.29	1.71	1.58		Caracol	SX
CRSX23-27A	648.00	649.70	1.7	1.6	6.97	115.0	21200	27100	764	13400	9.73	11.85	10.94		FG Intrusives - hdb-bi-pl	SX
CRSX23-27A	669.00	684.50	15.5	14.3	1.20	11.5	1151	1148	92	1594	1.41	18.63	17.20		669 - 671.9 FG Intrusives - hdb-bi-pl 671.9 - 684.5 Caracol	SX
CRSX23-27A	690.50	692.95	2.5	2.3	1.38	10.5	756	920	428	1351	1.61	3.38	3.12		Caracol	SX
CRSX23-27A	703.50	705.00	1.5	1.4	2.05	3.9	53	393	130	3190	2.13	3.08	2.85		Caracol	SX
CRSX23-27A	709.50	711.00	1.5	1.4	1.06	31.4	4250	191	91	1985	1.45	1.58	1.46		Caracol	SX
CRSX23-27A	722.50	725.50	3.0	2.8	3.42	46.0	6828	10275	345	3923	4.50	10.25	9.48		Caracol	SX
CRSX23-27B	365.00	369.05	4.1	3.6	5.27	7.2	135	289	81	2805	5.38	21.33	18.75	1.4m @ 10.9g/t Au	365 - 366.6 Caracol 366.6 - 369.05 Porph Intrusives - hdb-bi-pl	SX
CRSX23-27B	469.00	470.50	1.5	1.3	4.69	31.4	2290	4120	84	1855	5.27	7.04	6.17		Caracol	SX
CRSX23-27B	546.50	549.50	3.0	2.6	6.05	61.4	655	1444	231	11233	6.89	18.15	15.86	1.5m @ 11.1g/t Au	Caracol	SX
CRSX23-27B	558.50	560.00	1.5	1.1	4.09	61.6	2410	18950	301	4600	5.76	6.14	4.64		Caracol	SX
CRSX23-27B	579.50	581.00	1.5	1.3	1.29	1.1	43	152	34	393	1.31	1.93	1.69		Caracol	SX
CRSX23-27B	639.85	665.50	25.7	22.4	2.44	9.8	795	1545	154	1664	2.66	62.69	54.79	1.65m @ 17.85g/t Au 1.5m @ 10.5g/t Au	Caracol	SX
CRSX23-27B	673.00	674.50	1.5	1.3	2.26	4.9	257	80	16	1560	2.32	3.39	2.96		Caracol	SX
CRSX23-27B	695.50	697.00	1.5	1.3	1.14	16.1	2270	6430	99	3390	1.65	1.71	1.49		Caracol	SX
CRSX23-27B	716.50	718.00	1.5	1.3	1.42	0.9	15	101	33	269	1.44	2.12	1.86		Caracol	SX
CRSX23-27B	725.50	768.50	43.0	37.7	4.12	10.6	583	4060	164	7016	4.46	177.04	155.37	2m @ 32.17g/t Au 1.5m @ 14.45g/t Au	725.5 - 732.4 Caracol
 732.4 - 733.55 Breccia
 733.55 - 734.12 FG Intrusives - hdb-bi-pl
 734.12 - 734.6 Caracol
 734.6 - 735 FG Intrusives - hdb-bi-pl
 735 - 736.15 Caracol
 736.15 - 752.23 Porph Intrusives - hdb-bi-pl
															752.23 - 768.5 Caracol	SX
CRSX23-27B	786.50	788.00	1.5	1.1	1.03	3.5	100	74	53	1225	1.08	1.54	1.15		Caracol	SX
CRSX23-27B	806.00	809.00	3.0	2.2	4.30	3.3	156	179	28	9075	4.35	12.89	9.62		Caracol	SX
CRSX23-27B	819.50	821.00	1.5	1.1	1.31	7.4	1825	3760	59	1425	1.58	1.97	1.47		Indidura	SX
CRSX23-28A	582.20	598.50	16.3	15.9	1.33	28.0	2761	2715	94	1672	1.81	21.69	21.11		Caracol	SX
CRSX23-28A	630.50	642.00	11.5	11.2	1.47	2.4	114	1093	45	2039	1.56	16.96	16.59		Caracol	SX
CRSX23-28A	652.50	654.00	1.5	1.5	1.81	48.0	8250	13500	207	1730	3.04	2.71	2.65		Caracol	SX
CRSX23-28A	664.00	685.00	21.0	20.5	1.07	2.4	119	782	61	494	1.14	22.45	21.93		Caracol	SX
CRSX23-28A	696.00	716.00	20.0	19.5	2.77	5.6	367	1649	93	3035	2.93	55.46	54.11	1.5m @ 14.75g/t Au	Caracol	SX
CRSX23-28A	723.00	775.95	53.0	51.7	2.40	13.1	800	2248	153	2023	2.68	126.88	123.78	1.5m @ 14g/t Au	Caracol	SX
CRSX23-28A	783.50	854.30	70.8	69.1	2.41	6.5	402	1844	110	3304	2.59	170.52	166.37	1.35m @ 26.7g/t Au 1.5m @ 19.35g/t Au 1.5m @ 10.15g/t Au	783.5 - 801.7 Caracol 801.7 - 803.03 FG Intrusives - hdb-bi-pl 803.03 - 843.88 Caracol 843.88 - 854.3 FG Intrusives - hdb-bi-pl	SX
CRSX23-28A	866.00	873.50	7.5	7.3	2.61	1.9	47	805	44	1594	2.67	19.56	19.07		Caracol	SX
CRSX23-28B	590.10	592.55	2.4	2.2	2.80	15.9	1686	3606	111	2787	3.17	6.85	6.27		Caracol	SX
CRSX23-28B	604.50	624.50	20.0	18.3	1.95	5.8	430	2013	71	3188	2.12	38.97	35.59		Caracol	SX
CRSX23-28B	642.55	645.50	3.0	2.7	1.25	5.7	311	89	188	1742	1.35	3.69	3.37		Caracol	SX
CRSX23-28B	662.50	663.45	1.0	0.9	2.55	6.3	374	658	58	2320	2.66	2.42	2.21		Caracol	SX
CRSX23-28B	671.00	692.00	21.0	19.2	1.19	4.5	433	404	66	568	1.27	25.03	22.93		Caracol	SX
CRSX23-28B	701.00	839.55	138.6	127.0	3.21	7.4	575	1237	111	2854	3.37	444.12	407.15	1.5m @ 11.75g/t Au 1.5m @ 13.25g/t Au 1.45m @ 11.35g/t Au 1.5m @ 20.9g/t Au 1.25m @ 12.2g/t Au 0.85m @ 61.2g/t Au 1.5m @ 10.8g/t Au 1.05m @ 17.05g/t Au	701 - 835.2 Caracol 835.2 - 839.55 Indidura	SX
CRSX23-29A	430.00	431.50	1.5	1.4	1.14	37.7	2570	3020	74	805	1.74	1.71	1.62		Caracol	SX
CRSX23-29A	446.50	448.00	1.5	1.4	1.12	3.2	165	246	29	1280	1.17	1.67	1.58		Caracol	SX
CRSX23-29A	475.00	478.00	3.0	2.8	1.20	42.7	4045	5305	62	1523	1.97	3.61	3.41		Caracol	SX
CRSX23-29A	487.00	488.50	1.5	1.4	2.90	72.2	5970	3530	82	1730	3.94	4.35	4.11		Caracol	SX
CRSX23-29A	512.50	514.00	1.5	1.4	2.12	30.2	2570	1690	70	682	2.57	3.18	3.00		Caracol	SX
CRSX23-29A	538.00	539.50	1.5	1.4	3.93	58.6	868	614	873	5090	4.78	5.90	5.56		Caracol	SX
CRSX23-29A	548.50	550.00	1.5	1.4	1.08	4.4	192	624	51	2900	1.16	1.61	1.52		Caracol	SX
CRSX23-29A	562.00	563.50	1.5	1.4	1.47	2.4	152	1945	36	1005	1.59	2.20	2.07		Caracol	SX
CRSX23-29A	583.00	590.50	7.5	7.1	3.92	10.1	1205	1967	99	8292	4.15	29.41	27.71		Caracol	SX
CRSX23-29A	619.00	632.50	13.5	12.7	3.66	8.8	284	1348	81	4237	3.84	49.42	46.52		Caracol	SX
CRSX23-29A	649.00	655.00	6.0	5.6	2.88	20.8	1489	7760	241	4377	3.53	17.27	16.23		Caracol	SX
CRSX23-29A	667.00	731.50	64.5	60.7	1.98	7.9	597	2423	94	2688	2.20	127.43	119.96		667 - 693.2 Caracol 693.2 - 709 Porph Intrusives - hdb-bi-pl 709 - 731.5 Caracol	SX
CRSX23-29A	743.50	757.00	13.5	12.7	3.05	8.9	190	4720	160	5074	3.40	41.12	38.75	1.5m @ 12.6g/t Au	Caracol	SX
CRSX23-29A	772.00	773.50	1.5	1.4	1.86	6.0	215	772	69	1935	1.98	2.79	2.63		Caracol	SX
CRSX23-29A	781.00	782.50	1.5	1.4	7.32	8.8	222	337	108	2160	7.46	10.98	10.35		Caracol	SX
CRSX23-29A	808.00	812.50	4.5	4.2	2.46	8.2	580	2345	64	2152	2.67	11.06	10.43		Caracol	SX
CRSX23-29A	829.00	832.00	3.0	2.8	16.23	21.6	573	957	295	13490	16.57	48.69	45.99	1.5m @ 22.6g/t Au	Caracol	SX
CRSX23-29A	849.50	850.80	1.3	1.2	1.37	3.1	145	1540	91	1975	1.49	1.77	1.69		Caracol	SX
CRSX23-29B	480.00	481.50	1.5	1.3	2.30	33.4	3160	11850	97	5160	3.27	3.45	3.07		Caracol	SX
CRSX23-29B	552.50	561.50	9.0	8.0	1.24	9.0	261	502	93	2189	1.39	11.18	9.97		Caracol	SX
CRSX23-29B	573.55	576.50	3.0	2.6	9.50	60.3	442	1371	431	13977	10.35	28.03	24.98	1.45m @ 17.15g/t Au	Caracol	SX
CRSX23-29B	585.50	587.00	1.5	1.3	1.81	3.4	113	117	33	2440	1.86	2.72	2.42		Caracol	SX
CRSX23-29B	649.50	679.00	29.5	26.2	2.19	11.7	948	1410	124	1902	2.42	64.72	57.38	1.4m @ 10.5g/t Au	Caracol	SX
CRSX23-29B	694.00	696.90	2.9	2.6	3.63	100.3	16951	9448	366	5374	5.32	10.52	9.31	0.6m @ 10.2g/t Au	Caracol	SX
CRSX23-29B	708.70	713.00	4.3	3.8	8.93	10.2	867	4909	104	1584	9.29	38.38	33.97	1.5m @ 22.6g/t Au	Caracol	SX
CRSX23-29B	730.00	774.00	44.0	38.9	2.91	4.9	198	2037	88	2882	3.08	127.99	113.14	1.5m @ 21.6g/t Au 1.5m @ 15.1g/t Au	730 - 740.05 Caracol 740.05 - 753.8 FG Intrusives - hdb-bi-pl 753.8 - 774 Caracol	SX
CRSX23-29B	802.15	809.00	6.9	6.1	4.51	8.0	175	4388	41	9035	4.82	30.87	27.30		802.15 - 807.9 FG Intrusives - hdb-bi-pl 807.9 - 809 Indidura	SX
CRSX23-30A	540.50	633.50	93.0	87.9	1.55	7.0	650	1576	78	1838	1.71	143.78	135.84	1.5m @ 15.7g/t Au	Caracol	SX
CRSX23-30A	641.00	665.00	24.0	22.6	1.25	6.4	598	957	129	1559	1.39	30.03	28.34		Caracol	SX
CRSX23-30A	675.50	695.00	19.5	18.4	1.57	7.0	495	519	110	2034	1.69	30.61	28.91		Caracol	SX
CRSX23-30A	708.50	746.00	37.5	22.6	2.45	9.1	201	2703	192	4807	2.71	91.78	55.41	1.4m @ 14.4g/t Au	Caracol	SX
CRSX23-30A	753.00	785.50	32.5	19.7	1.86	14.8	1257	3792	184	2692	2.24	60.36	36.58		Caracol	753-765.9 TRSX 765.9-785.5 SX
CRSX23-30A	793.00	794.50	1.5	0.9	1.08	5.8	328	1385	84	676	1.22	1.61	0.98		Caracol	SX
CRSX23-30A	796.00	797.50	1.5	1.4	1.51	3.5	215	1590	116	82	1.64	2.26	2.13		Caracol	SX
CRSX23-30A	807.50	852.00	44.5	26.9	1.71	10.2	143	2186	170	3142	1.96	76.10	46.01		807.5 - 842.9 Caracol 842.9 - 852 Porph Intrusives - hdb-bi-pl	SX
CRSX23-30A	880.50	883.50	3.0	1.8	1.28	1.6	28	703	45	186	1.33	3.83	2.31		Indidura	SX
Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb. AuEq: Au+Ag+Cu+Zn
FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 2: Camino Rojo Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRSX23-25	243501.5	2676087.5	1954.6	146.0	-76.00	228.4
CRSX23-25A	243501.5	2676087.5	1954.6	154.0	-52.00	660.6
CRSX23-25B	243501.5	2676087.5	1954.6	149.8	-59.30	879.7
CRSX23-25C	243501.5	2676087.5	1954.6	150.3	-64.23	1000.2
CRSX23-25D	243500.9	2676089.7	1955.1	135.0	-79.00	720.1
CRSX23-26	243579.9	2676156.9	1954.5	164.0	-57.38	870.8
CRSX23-26A	243579.9	2676156.9	1954.5	162.0	-47.00	861.3
CRSX23-27	243413.3	2675987.7	1955.2	161.5	-69.00	890.3
CRSX23-27A	243413.8	2675987.7	1955.2	158.0	-56.00	738.2
CRSX23-27B	243413.3	2675987.7	1955.2	161.0	-61.00	825.2
CRSX23-28A	243384.3	2676158.3	1956.5	153.1	-49.60	880.5
CRSX23-28B	243384.3	2676158.3	1956.5	154.2	-55.18	923.8
CRSX23-29A	243401.7	2675996.6	1955.6	152.0	-51.80	850.8
CRSX23-29B	243401.7	2675996.6	1955.6	152.4	-60.36	810.2
CRSX23-30A	243402.7	2676157.9	1956.4	146.0	-49.74	890.0

SOURCE Orla Mining Ltd.

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CO: Orla Mining Ltd.

CNW 06:00e 07-FEB-24